Second quarter 2019
Financial statements and review

Equinor second quarter 2019 results

Equinor reports adjusted earnings of USD 3.15 billion and USD 1.13 billion after tax in the second quarter of 2019. IFRS net operating income was USD 3.52 billion and the IFRS net income was USD 1.48 billion.

The second quarter was characterised by:

- Overall solid operational performance, maintaining high production
- Financial results impacted by lower prices, turnarounds and production mix
- Lowering organic capex guiding from USD 11 billion to USD 10-11 billion
- Progressing attractive project portfolio – further reducing capex for Johan Sverdrup phase 1

"We deliver overall solid operational performance and maintain high production in a quarter with lower commodity prices and high maintenance activity. I am pleased that we demonstrate continued strong cost focus and capital discipline. Combined with efficient project execution, this enables us to reduce our organic capex guiding for 2019 to 10-11 billion dollars", says Eldar Sætre, President and CEO of Equinor ASA.

"We continue to progress our highly competitive projects delivering production growth towards 2025. Today we announce that we have improved the world-class Johan Sverdrup project even further. Investment costs for phase 1 have been reduced by an additional 3 billion kroner, bringing total reductions to 40 billion kroner since submission of the plan for development and operations. With a planned start up later this year, and faster ramp up to reach plateau production during summer next year, the project will produce and create substantial value for decades to come. Earlier this month we announced that we are capitalising on our investment in Lundin and increasing our direct ownership in Johan Sverdrup to 42.6%", says Sætre.

"Last week, after a competitive bid process, we were awarded the opportunity to develop our biggest renewables project so far. The Empire Wind project marks a milestone in the development of our global offshore wind portfolio, and we are proud to have been selected to deliver renewable energy to more than half a million families in New York", says Sætre.

Adjusted earnings [5] were USD 3.15 billion in the second quarter, down from USD 4.31 billion in the same period in 2018. Adjusted earnings after tax [5] were USD 1.13 billion, down from USD 1.70 billion in the same period last year. Production was maintained at a high level, but lower prices, high turnaround activity and some quarter specific items impacted the result. The liquids share of the production mix was low in the quarter and will increase going forward. Underlying operating costs and administrative expenses per barrel increased somewhat from the same quarter last year, mainly due to new fields coming on stream. Adjusted depreciation expenses were down. Weak refinery results and a timing effect on gas storages impacted the results from the Marketing, Midstream & Processing reporting segment in the quarter. IFRS net operating income was USD 3.52 billion in the second quarter, down from USD 3.84 billion in the same period of 2018. IFRS net income was USD 1.48 billion, up from USD 1.22 billion in the second quarter of 2018.

Equinor delivered total equity production of 2,012 mboe per day in the second quarter, on par with the same period in 2018. Expected natural decline was offset by increased production from new fields and new wells.

As of the end of second quarter 2019, Equinor had completed 21 exploration wells with seven commercial discoveries. Adjusted exploration expenses [5] in the quarter were USD 0.24 billion, on par with the same quarter of 2018, with more wells drilled and completed.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 11.96 billion for the first half of 2019 compared to USD 13.22 billion in the same period of 2018. Organic capital expenditure [5] was USD 4.82 billion for the first six months of 2019. At quarter end, net debt to capital employed[1] was 19.9%. Following the implementation of IFRS 16, net debt to capital employed[1] was 25.9%.

The board of directors has decided on a dividend of USD 0.26 per share for the second quarter.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for the twelve months ended 30 June 2019, equal to the average for the same period a year ago.

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[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	(in USD million, unless stated otherwise)	First half 2019	2018	Change
3,521	4,732	3,835	(8%)	Net operating income	8,252	8,795	(6%)
3,153	4,187	4,314	(27%)	Adjusted earnings [5]	7,340	8,728	(16%)
1,476	1,712	1,220	21%	Net income	3,188	2,506	27%
1,126	1,535	1,695	(34%)	Adjusted earnings after tax [5]	2,662	3,168	(16%)
2,012	2,178	2,028	(1%)	Total equity liquids and gas production (mboe per day) [4]	2,095	2,104	(0%)
59.3	55.8	65.8	(10%)	Group average liquids price (USD/bbl) [1]	57.4	63.0	(9%)

GROUP REVIEW

Second quarter 2019

Total equity liquids and gas production [4] was 2,012 mboe per day in the second quarter of 2019, on par with the same period last year when it was 2,028 mboe per day. Expected natural decline on the NCS and in the E&P International reporting segment was partially offset by ramp-up of new fields on the NCS and portfolio changes in the E&P International reporting segment.

Total entitlement liquids and gas production [3] was 1,842 mboe per day in the second quarter of 2019, on par with the same period last year when it was 1,851 mboe per day. Decreased production as described above and higher US royalties [4] were partially offset by lower effects from production sharing agreements (PSA) [4]. The net effect of PSA and US royalties was 171 mboe per day in total in the second quarter of 2019 compared to 178 mboe per day in the second quarter of 2018.

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Condensed income statement under IFRS (unaudited, in USD million)	First half 2019	2018	Change
17,096	16,482	18,135	(6%)	Total revenues and other income	33,578	38,019	(12%)
(8,606)	(6,656)	(9,415)	(9%)	Purchases [net of inventory variation]	(15,261)	(19,209)	(21%)
(2,502)	(2,639)	(2,579)	(3%)	Operating and administrative expenses	(5,141)	(5,093)	1%
(2,233)	(2,188)	(1,830)	22%	Depreciation, amortisation and net impairment losses	(4,421)	(4,198)	5%
(235)	(268)	(475)	(51%)	Exploration expenses	(503)	(724)	(31%)
3,521	4,732	3,835	(8%)	Net operating income	8,252	8,795	(6%)
1,476	1,712	1,220	21%	Net income	3,188	2,506	27%

Net operating income was USD 3,521 million in the second quarter of 2019, compared to USD 3,835 million in the second quarter of 2018. The decrease was mainly due to lower average prices for liquids and gas, lower liquids volumes, higher depreciation expenses mainly due to net impairment reversals in the second quarter of 2018, and some quarter specific items decreasing net operating income. The decrease was partially offset by reduced exploration expenses in the second quarter of 2019 as an effect of impairments in the second quarter of 2018 related to North America.

In the second quarter of 2019, net operating income was positively impacted by a net gain on sale of assets of USD 139 million.

In the second quarter of 2018, net operating income was negatively affected by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 553 million, and positively affected by net impairment reversals of USD 273 million.

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Adjusted earnings (in USD million)	2019	First half 2018	Change
16,875	15,772	18,688	(10%)	Adjusted total revenues and other income	32,647	38,097	(14%)
(8,791)	(6,543)	(9,327)	(6%)	Adjusted purchases [6]	(15,335)	(19,186)	(20%)
(2,462)	(2,470)	(2,467)	(0%)	Adjusted operating and administrative expenses	(4,932)	(4,997)	(1%)
(2,233)	(2,303)	(2,346)	(5%)	Adjusted depreciation, amortisation and net impairment losses	(4,536)	(4,714)	(4%)
(235)	(268)	(234)	0%	Adjusted exploration expenses	(503)	(472)	6%
3,153	4,187	4,314	(27%)	Adjusted earnings [5]	7,340	8,728	(16%)
1,126	1,535	1,695	(34%)	Adjusted earnings after tax [5]	2,662	3,168	(16%)

Adjusted total revenues and other income were USD 16,875 million in the second quarter of 2019 compared to USD 18,688 million in the second quarter of 2018. Lower average prices for liquids and gas, and lower liquids volumes partially offset by higher gas volumes, negatively affected Adjusted total revenues and other income as well as Adjusted purchases [6].

Adjusted operating and administrative expenses were USD 2,462 million in the second quarter of 2019, the same level as second quarter last year. Increased transportation cost and portfolio changes were offset by the implementation of IFRS 16[2] and the NOK/USD exchange rate development.

Adjusted depreciation, amortisation and net impairment losses were USD 2,233 million in the second quarter of 2019, compared to USD 2,346 million in the second quarter of 2018. The 5% reduction was mainly due to higher proved reserves estimates, no depreciation effect for one of the fields on the NCS and net decrease in production. The decrease was partially offset by ramp-up of new fields, increased investment in North America and the implementation of IFRS 16[2].

Adjusted exploration expenses were USD 235 million in the second quarter of 2019, same level as second quarter last year. Higher drilling and field development costs were offset by a higher portion of exploration expenditures being capitalised this quarter. For more information, see table Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[3] of USD 367 million to net operating income, **Adjusted earnings** [5] were USD 3,153 million in the second quarter of 2019, a 27% reduction from USD 4,314 million in the second quarter of 2018.

Adjusted earnings after tax [5] were USD 1,126 million in the second quarter of 2019, which reflects an effective tax rate on adjusted earnings of 64.3%, compared to 60.7% in the second quarter of 2018. The increase in the effective tax rate was mainly due to decreased adjusted earnings in the second quarter of 2019 in entities with unrecognised deferred tax assets.

Cash flows provided by operating activities decreased by USD 341 million compared to the second quarter of 2018. The decrease was mainly due to lower liquids and gas prices and increased tax payments, partially offset by a change in working capital.

Cash flows used in investing activities increased by USD 104 million compared to the second quarter of 2018. The increase was mainly due to increased financial investments and reduced proceeds from the sale of assets, partially offset by decreased additions through business combinations and capital expenditures.

Cash flows used in financing activities decreased by USD 1,446 million compared to the second quarter of 2018. The decrease was mainly due to lower repayment of finance debt, partially offset by lease payments being reclassified to financing cash flow following the IFRS 16[2] implementation and increased dividend paid.

Total cash flows increased by USD 1,000 million compared to the second quarter of 2018.

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[2] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.
[3] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Free cash flow [5] in the second quarter of 2019 was negative USD 828 million compared to negative USD 679 million in the second quarter of 2018. The decrease was mainly due to reduced proceeds from sale of assets, lower liquids and gas prices, increased tax payments and dividend paid, partially offset by lower cashflow used for business combinations, lower capital expenditures and lease payments being reclassified to financing cash flow following the IFRS 16[4] implementation.

First half 2019

Net operating income was USD 8,252 million in the first half of 2019 compared to USD 8,795 million in the first half of 2018. The 6% decrease was primarily driven by lower liquids and gas prices and lower liquids volumes. Higher depreciation expenses due to ramp-up of new fields, and portfolio changes in addition to net impairment reversals in the first half of 2018 added to the decrease. The decrease was offset by changes in the fair value of derivatives and inventory hedge contracts, and reduced exploration expenses mainly due to impairments in the first half of 2018.

In addition to the positive effect from changes in the fair value of derivatives, inventory hedge contracts of USD 711 million and a net gain on sale of assets of USD 150 million, net operating income was positively impacted by operational storage effects of USD 117 million and an impairment reversal of USD 116 million in the first half of 2019. Net operating income was negatively impacted by an implementation effect of USD 123 million related to a change in accounting policy for lifting imbalances.

In the first half of 2018, net operating income was positively impacted by effects from net impairment reversals of USD 264 million and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances. Net operating income was negatively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 367 million in the first half of 2018.

Adjusted total revenues and other income were USD 32,647 million in the first half of 2019 compared to USD 38,097 million in the first half of 2018. Lower liquids volumes and average prices for liquids and gas partially offset by higher gas volumes, negatively affected Adjusted total revenues and other income, as well as Adjusted purchases [6].

Adjusted operating and administrative expenses were USD 4,932 million in the first half of 2019, a decrease of USD 65 million compared to the first half of 2018. The slight decrease was primarily due to the NOK/USD exchange rate development and the implementation of IFRS 16[4]. Portfolio changes and increased transportation costs as well as operational and maintenance costs, primarily driven by ramp-up of new fields on the NCS and volume growth in the E&P International segment, offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 4,536 million in the first half of 2019, a decrease of USD 178 million compared to the first half of 2018. The decrease was due to higher proved reserves estimates on several fields, no depreciation effect on one of the fields on the NCS and a net decrease in production, partially offset by increased investments in the E&P International segment, ramp-up of new fields and the implementation of IFRS 16[4].

Adjusted exploration expenses increased by USD 31 million to USD 503 million in the first half of 2019, primarily due to higher drilling and field development costs partially offset by a higher portion of exploration expenses being capitalised compared to the first half of 2018.

After total adjustments[5] of USD 912 million to net operating income, **Adjusted earnings** [5] were USD 7,340 million in the first half of 2019, down 16% from the first half of 2018 when adjusted earnings were USD 8,728 million.

Adjusted earnings after tax [5] were USD 2,662 million in the first half of 2019, compared to USD 3,168 million in the first half of 2018. The effective tax rate on adjusted earnings was 63.7% in the first half of 2019, the same level as in the first half of 2018.

Cash flows provided by operating activities decreased by USD 2,282 million compared to the first half of 2018. The decrease was mainly due to lower liquids and gas prices, increased tax payments and a change in working capital.

Cash flows used in investing activities increased by USD 3,442 million compared to the first half of 2018. The increase was mainly due to increased financial investments and reduced proceeds from the sale of assets, partially offset by decreased additions through business combinations and capital expenditures.

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[4] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.
[5] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Cash flows used in financing activities decreased by USD 1,464 million compared to the first half of 2018. The decrease was mainly due to lower repayment of finance debt and higher cash inflow from collateral related to derivatives, partially offset by lease payments being reclassified to financing cash flow following the IFRS 16[6] implementation and increased dividend paid.

Total cash flows decreased by USD 4,260 million compared to the first half of 2018.

Free cash flow [5] in the first half of 2019 was USD 1,010 million compared to USD 850 million in the first half of 2018. The increase was mainly due to lower cash flow used for business combinations, lower capital expenditures and lease payments being reclassified to financing cash flow following the IFRS 16[6] implementation, partially offset by lower liquids and gas prices, reduced proceeds from the sale of assets, increased tax payments and increased dividend paid.

OUTLOOK

- **Organic capital expenditures** [5] for 2019 are estimated at USD 10-11 billion
- Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.7 billion for 2019, excluding signature bonuses
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2019 – 2025, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)
- **Production** [7] for 2019 is estimated to be around the 2018 level
- **Scheduled maintenance activity** is estimated to reduce the quarterly production by approximately 50 mboe per day in the third quarter of 2019. In total, maintenance is estimated to reduce equity production by around 40 mboe per day for the full year of 2019

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

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[6] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.

EXPLORATION & PRODUCTION NORWAY

Second quarter 2019 review

Average daily production of liquids and gas decreased by 2% to 1,192 mboe per day in the second quarter of 2019, compared to 1,219 mboe per day in the second quarter of 2018. The decrease was mainly due to expected natural decline partially offset by positive contributions from new fields.

Net operating income was USD 2,478 million in the second quarter of 2019 compared to USD 3,692 million in the second quarter of 2018. The decrease was due to lower liquids prices and volumes, production mix, lower gas transfer price and increased depreciation expenses mainly due to ramp-up of new fields and impairment reversals in the second quarter of 2018.

In the second quarter of 2019, net operating income was positively impacted by a gain on sale of assets of USD 137 million. In the second quarter of 2018, net operating income was positively impacted by net impairment reversals of USD 600 million.

Adjusted operating and administrative expenses decreased mainly due to the NOK/USD exchange rate development and reduced well maintenance, offset by increased Gassled removal costs and ramp-up of new fields. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to a net decrease in production and no depreciation effect for one of the fields. Adjusted exploration expenses increased mainly due to higher drilling and field development costs, partially offset by a higher portion of exploration expenditure being capitalised this quarter.

After total adjustments of USD 126 million to net operating income, **Adjusted earnings** [5] were USD 2,351 million in the second quarter of 2019, a decrease of 23% from USD 3,050 million in the second quarter of 2018.

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Adjusted earnings (in USD million)	First half 2019	2018	Change
4,205	5,123	5,157	(18%)	Adjusted total revenues and other income	9,327	10,715	(13%)
(829)	(771)	(842)	(1%)	Adjusted operating and administrative expenses	(1,600)	(1,635)	(2%)
(945)	(1,019)	(1,210)	(22%)	Adjusted depreciation, amortisation and net impairment losses	(1,964)	(2,506)	(22%)
(79)	(114)	(57)	40%	Adjusted exploration expenses	(193)	(153)	26%
2,351	3,219	3,050	(23%)	Adjusted earnings [5]	5,570	6,422	(13%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2019

Net operating income for Exploration & Production Norway was USD 5,597 million in the first half of 2019 compared to USD 7,277 million in the first half of 2018. The decrease was mainly due to lower liquids prices, decreased liquids volumes and lower gas transfer price in addition to increased depreciation expenses.

In the first half of 2019, net operating income was positively impacted by a gain on sale of assets of USD 137 million, partially offset by a negative impact of USD 68 million from underlifted volumes in the period and an implementation effect of USD 42 million from a change in accounting policy for lifting imbalances. In the first half of 2018, net operating income was positively impacted by net impairment reversals of USD 596 million and the implementation effect of USD 216 million from a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses decreased mainly due to the NOK/USD exchange rate development, offset by increased transportation costs and ramp-up of new fields. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to no depreciation effect for one of the fields and a net decrease in production. Adjusted exploration expenses increased mainly due to higher drilling and field development costs.

After total adjustments of USD 26 million to net operating income, **Adjusted earnings** [5] were USD 5,570 million in the first half of 2019, a decrease of 13% from USD 6,422 million in the first half of 2018.

EXPLORATION & PRODUCTION INTERNATIONAL

Second quarter 2019 review

Average daily equity production of liquids and gas increased slightly to 820 mboe per day in the second quarter of 2019 compared to 809 mboe per day in the second quarter of 2018. The increase was primarily driven by portfolio changes in Brazil, start-up and ramp-up of new fields in offshore North America, and new wells in the US onshore, partially offset by expected natural decline.

Average daily entitlement production of liquids and gas increased by 3% to 649 mboe per day in the second quarter of 2019 compared to 632 mboe per day in the second quarter of 2018. The increase was due to higher equity production, and lower effects from production sharing agreements (PSA) [4], partially offset by higher US royalties [4]. The net effects from PSA and US royalties were 171 mboe per day in the second quarter of 2019 compared to 178 mboe per day in the second quarter of 2018.

Net operating income was USD 685 million in the second quarter of 2019 compared to USD 561 million in the second quarter of 2018. Lower depreciation and exploration expenses contributed to the increase in net operating income, offset by lower liquids and gas prices and increased operating and administrative expenses in the second quarter of 2019. In the second quarter of 2018, net operating income was negatively impacted by net impairments of USD 481 million.

Adjusted operating and administrative expenses increased mainly due to portfolio changes, increased operation and maintenance, royalties and transportation costs driven primarily by volume growth in North America. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased proved reserves estimates, partially offset by higher investments and portfolio changes. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenditure being capitalised this quarter, partially offset by higher field development costs. After total adjustments of USD 36 million to net operating income, **Adjusted earnings** [5] were USD 649 million in the second quarter of 2019, down from USD 1,030 million in the second quarter of 2018.

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Adjusted earnings (in USD million)	2019	First half 2018	Change
2,600	2,682	2,936	(11%)	Adjusted total revenues and other income	5,282	5,384	(2%)
14	(39)	2	>100%	Adjusted purchases	(25)	(3)	>100%
(811)	(806)	(703)	15%	Adjusted operating and administrative expenses	(1,617)	(1,403)	15%
(998)	(1,018)	(1,028)	(3%)	Adjusted depreciation, amortisation and net impairment losses	(2,016)	(1,991)	1%
(156)	(154)	(178)	(12%)	Adjusted exploration expenses	(310)	(319)	(3%)
649	666	1,030	(37%)	Adjusted earnings [5]	1,315	1,668	(21%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2019

Net operating income for E&P International was USD 1,402 million in the first half of 2019, compared to USD 1,267 million in the first half of 2018. The increase was mainly due to higher production and net impairment reversals in the first half of 2019, and net impairment losses in the first half of 2018. The increase was partially offset by lower liquids and gas prices in the first half of 2019, and by higher operating and administrative expenses in the first half of 2018.

In the first half of 2019, net operating income was positively impacted by net impairment reversals of USD 116 million and negatively impacted by an implementation effect of USD 81 million from a change in accounting policy for lifting imbalances. In the first half of 2018, net operating income was negatively impacted by net impairments of USD 488 million and positively impacted by an implementation effect of USD 71 million from a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses increased primarily due to portfolio changes, higher operation and maintenance activity and transportation expenses driven by volume growth. Adjusted depreciation, amortisation and net impairment losses increased slightly due to higher investments and portfolio changes, partially offset by increased proved reserves estimates. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenditure being capitalised, partially offset by higher field development and drilling costs.

After total adjustments of USD 86 million to net operating income, **Adjusted earnings** [5] were USD 1,315 million in the first half of 2019, down from USD 1,668 million in the first half of 2018.

MARKETING, MIDSTREAM & PROCESSING

Second quarter 2019 review

Natural gas sales volumes amounted to 14.6 billion standard cubic meters (bcm) in the second quarter of 2019, up 1.2 bcm compared to the second quarter of 2018. Of the total gas sales in the second quarter of 2019, entitlement gas was 13.1 bcm, up 0.7 bcm from the second quarter of 2018. The increase was mainly due to an increase in NCS entitlement volumes and higher sales of third-party gas.

Liquids sales volumes amounted to 200.3 million barrels (mmbl) in the second quarter of 2019, down 11.3 mmbl compared to the second quarter of 2018. The decrease was mainly due to lower third-party crude oil volumes.

Average invoiced European natural gas sales price [8] was 16% lower in second quarter of 2019 compared to the second quarter of 2018. **Average invoiced North American piped gas sales price** [8] decreased by 4% in the same period mainly due to decreased Henry Hub price.

Net operating income was USD 216 million in the second quarter of 2019 compared to negative USD 179 million in the second quarter of 2018. The results were mainly affected by the unrealised derivative loss and periodisation of inventory hedging effects amounting to USD 607 million in the second quarter of 2018. Negative operational storage effects in the second quarter of 2019 of USD 13 million compared to positive USD 82 million in the second quarter of 2018 contributed to offset the increase. In the second quarter of 2019, some quarter specific items negatively impacted net operating income.

Adjusted purchases [6] decreased mainly due to lower liquids volumes and lower prices for oil and gas. Adjusted operating and administrative expenses increased mainly due to increased transportation costs for liquids. Adjusted depreciation, amortisation and net impairment losses increased mainly due to correction of the depreciation period of an infrastructure asset in the second quarter of 2019.

After total adjustments of USD 7 million to net operating income, **Adjusted earnings** [5] were USD 210 million in the second quarter of 2019, compared to USD 302 million in the second quarter of 2018. The decrease was mainly due to lower results from gas and lower processing margins.

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Adjusted earnings (in USD million)	First half 2019	2018	Change
16,449	15,133	18,193	(10%)	Adjusted total revenues and other income	**31,582**	37,179	(15%)
(15,052)	(13,598)	(16,767)	(10%)	Adjusted purchases [6]	**(28,649)**	(34,152)	(16%)
(1,087)	(1,084)	(1,033)	5%	Adjusted operating and administrative expenses	**(2,171)**	(2,090)	4%
(100)	(93)	(90)	11%	Adjusted depreciation, amortisation and net impairment losses	**(193)**	(181)	6%
210	359	302	(31%)	Adjusted earnings [5]	**569**	756	(25%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2019

Net operating income for MMP was USD 1,401 million in the first half of 2019 compared to USD 494 million in the first half of 2018. The increase was mainly due to an unrealised derivative gain and periodisation of inventory hedging effects in the first half of 2019 totalling USD 711 million, compared to negative USD 423 million in the first half of 2018. The increase was partially offset by an impairment reversal of USD 155 million in the first half of 2018, and lower results from gas in the first half of 2019 compared to the first half of 2018.

Adjusted total revenues and other income and adjusted purchases decreased, primarily driven by lower prices for all products, as well as lower volumes for liquids. Adjusted operating and administrative expenses increased mainly due to increased transportation costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to a correction related to an infrastructure asset in the first half of 2019.

After total adjustments of USD 832 million, **Adjusted earnings** [5] were USD 569 million in the first half of 2019, a decrease of 25% from the first half of 2018, when adjusted earnings were USD 756 million. The decrease was mainly due to lower results from European and US gas, in addition to LNG sales, and reduced processing margins. The decrease was partially offset by improved liquids trading results.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2019

CONSOLIDATED STATEMENT OF INCOME

	Quarters					First half		Full year
Q2 2019	Q1 2019	Q2 2018	(unaudited, in USD million)	Note		2019	2018	2018
16,898	16,410	18,069	Revenues	2		33,307	37,845	78,555
39	64	13	Net income/(loss) from equity accounted investments			103	114	291
160	8	54	Other income	3		168	61	746
17,096	16,482	18,135	Total revenues and other income	2		33,578	38,019	79,593
(8,606)	(6,656)	(9,415)	Purchases [net of inventory variation]			(15,261)	(19,209)	(38,516)
(2,281)	(2,408)	(2,397)	Operating expenses			(4,690)	(4,712)	(9,528)
(220)	(231)	(182)	Selling, general and administrative expenses			(451)	(380)	(758)
(2,233)	(2,188)	(1,830)	Depreciation, amortisation and net impairment losses	6		(4,421)	(4,198)	(9,249)
(235)	(268)	(475)	Exploration expenses			(503)	(724)	(1,405)
3,521	4,732	3,835	Net operating income	2		8,252	8,795	20,137
(0)	149	(317)	Net financial items	4		149	(737)	(1,263)
3,520	4,881	3,518	Income before tax			8,401	8,059	18,874
(2,045)	(3,168)	(2,298)	Income tax	5		(5,213)	(5,553)	(11,335)
1,476	1,712	1,220	Net income			3,188	2,506	7,538
1,475	1,711	1,219	Attributable to equity holders of the company			3,187	2,504	7,535
0	1	1	Attributable to non-controlling interests			1	2	3
0.44	0.51	0.37	Basic earnings per share (in USD)			0.96	0.75	2.27
0.44	0.51	0.37	Diluted earnings per share (in USD)			0.95	0.75	2.27
3,331	3,331	3,330	Weighted average number of ordinary shares outstanding (in millions)			3,331	3,323	3,326

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q2 2019	Quarters Q1 2019	Q2 2018	(unaudited, in USD million)	First half 2019	2018	Full year 2018
1,476	1,712	1,220	Net income	3,188	2,506	7,538
53	120	194	Actuarial gains/(losses) on defined benefit pension plans	173	(32)	(110)
(11)	(25)	(48)	Income tax effect on income and expenses recognised in OCI[1]	(36)	9	22
43	94	146	Items that will not be reclassified to the Consolidated statement of income	137	(22)	(88)
148	324	(1,396)	Currency translation adjustments	472	(176)	(1,652)
0	0	0	Net gains/(losses) from available for sale financial assets	0	64	64
(15)	2	(1)	Share of OCI from equity accounted investments	(13)	(6)	(5)
133	326	(1,398)	Items that may be subsequently reclassified to the Consolidated statement of income	459	(119)	(1,593)
176	420	(1,252)	Other comprehensive income/(loss)	596	(142)	(1,681)
1,651	2,132	(31)	Total comprehensive income	3,783	2,364	5,857
1,651	2,131	(33)	Attributable to the equity holders of the company	3,782	2,362	5,855
0	1	1	Attributable to non-controlling interests	1	2	3

1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 30 June 2019	At 31 March 2019	At 31 December 2018	At 30 June 2018
ASSETS					
Property, plant and equipment	6	71,984	70,901	65,262	67,498
Intangible assets	6	10,976	10,614	9,672	9,798
Equity accounted investments		2,870	2,801	2,863	2,670
Deferred tax assets		3,381	3,475	3,304	2,655
Pension assets		971	947	831	1,177
Derivative financial instruments		1,405	1,033	1,032	1,112
Financial investments		2,873	2,885	2,455	2,679
Prepayments and financial receivables		1,149	1,073	1,033	1,328
Total non-current assets		95,609	93,728	86,452	88,918
Inventories		3,689	2,686	2,144	3,426
Trade and other receivables		7,622	8,680	8,998	9,566
Derivative financial instruments		1,491	1,444	318	366
Financial investments		10,160	9,157	7,041	6,024
Cash and cash equivalents		5,406	6,618	7,556	6,078
Total current assets		28,368	28,586	26,056	25,460
Total assets		123,977	122,313	112,508	114,378
EQUITY AND LIABILITIES					
Shareholders' equity		45,013	45,098	42,970	41,019
Non-controlling interests		18	19	19	25
Total equity		45,031	45,117	42,990	41,043
Finance debt	4, 8	26,262	26,398	23,264	23,852
Deferred tax liabilities		9,852	9,369	8,671	8,393
Pension liabilities		3,989	3,907	3,820	3,984
Provisions	7	17,900	17,131	15,952	16,500
Derivative financial instruments		1,144	1,136	1,207	1,023
Total non-current liabilities		59,147	57,941	52,914	53,752
Trade, other payables and provisions		9,108	9,172	8,368	9,883
Current tax payable	5	4,796	5,974	4,654	5,519
Finance debt		4,231	3,401	2,463	2,611
Dividends payable		866	0	766	766
Derivative financial instruments		798	708	352	805
Total current liabilities		19,799	19,255	16,604	19,583
Total liabilities		78,946	77,196	69,518	73,335
Total equity and liabilities		123,977	122,313	112,508	114,378

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
Net income			2,504			2,504	2	2,506
Other comprehensive income/(loss)			41	(176)	(6)	(142)		(142)
Total comprehensive income								2,364
Dividends	5	333	(1,532)			(1,194)		(1,194)
Other equity transactions		(10)	(0)			(10)	(2)	(12)
At 30 June 2018	1,185	8,256	35,355	(3,731)	(46)	41,019	25	41,043
At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income			3,187			3,187	1	3,188
Other comprehensive income/(loss)			137	472	(13)	596		596
Total comprehensive income								3,783
Dividends			(1,732)			(1,732)		(1,732)
Other equity transactions		(8)	0			(8)	(2)	(10)
At 30 June 2019	1,185	8,239	40,381	(4,735)	(57)	45,013	18	45,031

CONSOLIDATED STATEMENT OF CASH FLOWS

Q2 2019	Quarters Q1 2019	Q2 2018		Note	First half 2019	2018	Full year 2018
3,520	4,881	3,518	Income before tax		8,401	8,059	18,874
2,233	2,188	1,830	Depreciation, amortisation and net impairment losses	6	4,421	4,198	9,249
4	19	252	Exploration expenditures written off		23	280	357
82	12	138	(Gains) losses on foreign currency transactions and balances		94	157	166
(135)	(8)	1	(Gains) losses on sales of assets and businesses	3	(143)	(2)	(648)
194	287	(112)	(Increase) decrease in other items related to operating activities		481	(229)	(526)
(321)	(808)	518	(Increase) decrease in net derivative financial instruments		(1,129)	907	409
63	53	40	Interest received		116	77	176
(131)	(169)	(93)	Interest paid		(300)	(224)	(441)
5,510	6,454	6,093	Cash flows provided by operating activities before taxes paid and working capital items		11,964	13,223	27,615
(2,800)	(1,389)	(2,324)	Taxes paid		(4,189)	(3,442)	(9,010)
(49)	69	(767)	(Increase) decrease in working capital		20	295	1,090
2,661	5,134	3,002	Cash flows provided by operating activities		7,795	10,077	19,694
(43)	(438)	(1,996)	Additions through business combinations[1]	3	(480)	(3,557)	(3,557)
(2,834)	(2,033)	(2,774)	Capital expenditures and investments		(4,867)	(5,303)	(11,367)
(923)	(2,462)	192	(Increase) decrease in financial investments		(3,385)	2,770	1,358
75	39	95	(Increase) decrease in derivatives financial instruments		114	55	238
(4)	12	51	(Increase) decrease in other items interest bearing		8	57	343
207	0	1,016	Proceeds from sale of assets and businesses	3	207	1,018	1,773
(3,521)	(4,882)	(3,417)	Cash flows used in investing activities		(8,403)	(4,961)	(11,212)
0	0	0	New finance debt		0	0	998
(272)	(263)	(1,260)	Repayment of finance debt		(535)	(2,111)	(2,875)
(864)	(769)	(744)	Dividend paid		(1,633)	(1,147)	(2,672)
728	(129)	150	Net current finance debt and other		598	224	(476)
(408)	(1,161)	(1,854)	Cash flows provided by (used in) financing activities		(1,569)	(3,033)	(5,024)
(1,269)	(908)	(2,269)	Net increase (decrease) in cash and cash equivalents		(2,177)	2,083	3,458
30	(30)	(650)	Effect of exchange rate changes on cash and cash equivalents		0	(466)	(292)
6,618	7,556	8,925	Cash and cash equivalents at the beginning of the period (net of overdraft)		7,556	4,390	4,390
5,379	6,618	6,006	Cash and cash equivalents at the end of the period (net of overdraft)[2]		5,379	6,006	7,556

1) Net after cash and cash equivalents acquired.
2) At 30 June 2019 cash and cash equivalents included a net overdraft of USD 27 million. At 30 June 2018 net overdraft was USD 72 million and at 31 December 2018 net overdraft was zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities
Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the second quarter of 2019 were authorised for issue by the board of directors on 24 July 2019.

Basis of preparation
These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2018. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2018.

With effect as of 1 January 2019, Equinor made the following changes affecting the significant accounting policies:

- Implementation of IFRS 16 Leases. Reference is made to note 8 Changes in accounting policies 2019 for further information about the standard, the policy choices made by Equinor, and the IFRS 16 implementation impact.
- Change in accounting policy for recognising revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Instead of recognising revenue based on Equinor's ownership in producing fields, Equinor now recognises revenue on the basis of volumes lifted and sold to customers during the period (the sales method). This policy change was made due to the discussion in the IFRS Interpretations Committee (IFRIC) on the topic "Sale of output by a joint operator (IFRS 11)", which was concluded in March 2019. The impact of this change on Equinor's financial statements was not material.

There have been no other changes to the significant accounting policies in the first half of 2019 compared to the Consolidated annual financial statements for 2018.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these areas. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2019 and 2018 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to property, plant and equipment (PP&E), intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment.

Second quarter 2019 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	157	527	16,315	59	0	17,057
Revenues inter-segment	4,226	2,093	127	1	(6,448)	0
Net income/(loss) from equity accounted investments	7	10	11	10	0	39
Total revenues and other income	4,390	2,630	16,454	70	(6,448)	17,096
Purchases [net of inventory variation]	0	14	(15,065)	(0)	6,445	(8,606)
Operating, selling, general and administrative expenses	(888)	(805)	(1,073)	63	202	(2,502)
Depreciation, amortisation and net impairment losses	(945)	(998)	(100)	(190)	(0)	(2,233)
Exploration expenses	(79)	(156)	0	0	0	(235)
Net operating income/(loss)	2,478	685	216	(57)	199	3,521
Additions to PP&E, intangibles and equity accounted investments	1,718	1,636	60	19	0	3,432

Second quarter 2018 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	76	561	17,491	(6)	0	18,122
Revenues inter-segment	5,151	2,378	88	0	(7,617)	0
Net income/(loss) from equity accounted investments	(27)	9	6	25	0	13
Total revenues and other income	5,200	2,947	17,586	19	(7,617)	18,135
Purchases [net of inventory variation]	0	2	(16,685)	0	7,267	(9,415)
Operating, selling, general and administrative expenses	(843)	(703)	(1,144)	(69)	180	(2,579)
Depreciation, amortisation and net impairment losses	(606)	(1,272)	65	(18)	(0)	(1,830)
Exploration expenses	(61)	(414)	0	0	0	(475)
Net operating income/(loss)	3,692	561	(179)	(68)	(170)	3,835
Additions to PP&E, intangibles and equity accounted investments	1,359	3,905	114	157	0	5,535

First half 2019 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	160	1,121	32,050	145	0	33,476
Revenues inter-segment	9,205	4,298	227	2	(13,732)	0
Net income/(loss) from equity accounted investments	13	22	16	53	0	103
Total revenues and other income	9,378	5,440	32,293	199	(13,732)	33,578
Purchases [net of inventory variation]	1	(25)	(28,532)	(0)	13,295	(15,261)
Operating, selling, general and administrative expenses	(1,624)	(1,805)	(2,168)	62	393	(5,141)
Depreciation, amortisation and net impairment losses	(1,964)	(1,900)	(193)	(364)	0	(4,421)
Exploration expenses	(193)	(310)	0	0	0	(503)
Net operating income/(loss)	5,597	1,402	1,401	(103)	(44)	8,252
Additions to PP&E, intangibles and equity accounted investments	2,941	2,857	547	485	0	6,830
Balance sheet information						
Equity accounted investments	1,041	388	94	1,347	0	2,870
Non-current segment assets	33,517	39,633	5,362	4,449	0	82,960
Non-current assets, not allocated to segments						9,778
Total non-current assets						95,609

First half 2018 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	231	1,032	36,634	9	0	37,906
Revenues inter-segment	10,724	4,422	110	0	(15,256)	0
Net income/(loss) from equity accounted investments	19	17	12	65	0	114
Total revenues and other income	10,974	5,471	36,756	75	(15,256)	38,019
Purchases [net of inventory variation]	1	(3)	(34,050)	0	14,843	(19,209)
Operating, selling, general and administrative expenses	(1,636)	(1,402)	(2,186)	(156)	288	(5,093)
Depreciation, amortisation and net impairment losses	(1,902)	(2,234)	(26)	(36)	0	(4,198)
Exploration expenses	(160)	(564)	0	0	(0)	(724)
Net operating income/(loss)	7,277	1,267	494	(118)	(125)	8,795
Additions to PP&E, intangibles and equity accounted investments	4,179	5,189	164	181	0	9,713
Balance sheet information						
Equity accounted investments	1,120	233	123	1,194	0	2,670
Non-current segment assets	32,613	38,860	5,449	375	0	77,296
Non-current assets, not allocated to segments						8,951
Total non-current assets						88,918

For further information regarding implementation of IFRS 16, see note 8 Changes in accounting policies 2019.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Revenues from contracts with customers by geographical areas

When attributing the line item revenues third party, other revenue and other income to the country of the legal entity executing the sale for the first half of 2019, Norway constitutes 74% and the US constitutes 19% of such revenues.

Non-current assets by country

(in USD million)	At 30 June 2019	At 31 March 2019	At 31 December 2018	At 30 June 2018
Norway	40,664	39,477	34,952	37,060
USA	19,999	19,872	19,409	19,087
Brazil	8,197	7,991	7,861	7,762
UK	5,406	5,406	4,588	4,430
Angola	1,743	1,870	1,874	2,374
Canada	1,651	1,621	1,546	1,592
Azerbaijan	1,497	1,476	1,452	1,458
Algeria	950	979	986	1,111
Other countries	5,722	5,625	5,128	5,093
Total non-current assets[1]	85,830	84,316	77,797	79,967

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

Revenues from contracts with customers and other revenues

(in USD million)	Q2 2019	Quarters Q1 2019	Q2 2018	Full Year 2018
Crude oil	9,390	7,610	10,242	40,948
Natural gas	2,637	3,766	2,919	14,070
Refined products	2,866	2,503	3,380	13,124
Natural gas liquids	1,542	1,492	1,768	7,167
Transportation	163	304	240	1,033
Other sales	165	132	40	903
Revenues from contracts with customers	16,763	15,807	18,589	77,246
Over/Under lift			194	137
Taxes paid in-kind	105	83	158	865
Physically settled commodity derivatives	(306)	(60)	94	488
Gain (loss) on commodity derivatives	276	513	(966)	(216)
Other revenues	60	67	0	36
Total other revenues	134	603	(520)	1,309
Revenues	16,898	16,410	18,069	78,555

Equinor changed its policy for the accounting of lifting imbalances on 1 January 2019, and consequently there will be no items reported in other revenue related to over/under lift as of this date. Based on materiality considerations, comparative periods have not been restated. Reference is made to Note 1 Organisation and basis of preparation for further information.

As of 1 January 2019, Equinor also increased the level of disclosure for elements included in revenues in the Consolidated statement of income and changed the way physical settlement of commodity derivatives is presented. The changes in fair value of such contracts prior to settlement are included in gain (loss) on commodity derivatives, while the resulting impact upon physical settlement is shown separately in physically settled commodity derivatives. Actual physical deliveries made by Equinor through such contracts are included in revenue from contracts with customers at contract price. Certain reclassifications within revenues have been made to the reported periods of 2018 to ensure comparability, but there is no change to the previously reported revenues in the Consolidated statement of income.

3 Acquisitions and disposals

Acquisition of interest in Rosebank project in UK
In the first quarter of 2019 Equinor closed an agreement to acquire Chevron's 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The fair value of the acquired exploration asset has been recognised in the Exploration & Production International (E&P International) segment.

Acquisition of 100% shares in Danske Commodities
In the first quarter of 2019 Equinor closed an agreement to acquire 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a cash consideration of EUR 465 million (USD 535 million). In addition, Equinor recognised an insignificant liability for contingent consideration depending on DC's performance measured at the fair value on the transaction date. The assets and liabilities related to the acquired business have been reflected according to IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's non-current assets of USD 13 million, current assets of USD 836 million, current liabilities of USD 749 million, and deferred tax liability of USD 2 million. The transaction has been accounted for in the Marketing, Midstream & Processing (MMP) segment and resulted in goodwill of USD 437 million reflecting the expected synergies on the acquisition and competence and access to the energy markets. Currently, both the purchase price and the purchase price allocation are preliminary.

Acquisition of offshore wind lease in USA
In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. Upon completion the acquisition has been recognised in the Other segment as an increase in the intangible assets.

Swap of the interests in the Norwegian Sea and the North Sea region of the NCS

In the second quarter of 2019 Equinor and Faroe Petroleum closed a swap transaction in the Norwegian Sea and the North Sea region of the NCS with no cash effect at the effective date. The effective date of the swap transaction is 1 January 2019. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 280 million, including goodwill of USD 82 million, and increased liabilities of USD 97 million. A gain of USD 137 million on the divested interests has been presented in the line item other income in the Consolidated statement of income. The transactions were tax exempt under the Norwegian petroleum tax legislation and have been accounted for in the E&P Norway segment.

Acquisition of interest in the Roncador field in Brazil

In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. In the second quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. The transaction has been accounted for in the E&P International segment.

Acquisition and divestment of operated interest in the Carcará field in Brazil

In the second quarter of 2019 Equinor and Barra Energia ("Barra") closed an agreement for Equinor to acquire Barra's 10% interest in the BM-S-8 licence in Brazil's Santos basin. Upon closing, Equinor sold 3.5% to ExxonMobil and 3% to Galp, fully aligning interests across BM-S-8 and Carcará North. The total consideration for Barra's 10% interest is USD 415 million, and the transaction is accounted for as an asset acquisition. The total consideration for divested interests is on the same terms as the invested interest and amounts to USD 269 million. The value of the net acquired exploration assets resulted in an increase in intangible assets of USD 146 million at the date of transactions. The net cash payment from the transactions is USD 101 million. The transactions have been accounted for in the E&P International segment.

Acquisition of interest in the Caesar Tonga field in the Gulf of Mexico

In the second quarter of 2019 Equinor exercised its preferential rights to acquire an additional 22.45% interest in the Caesar Tonga oil field from Shell Offshore Inc. for a total consideration of USD 965 million in cash, based on a valuation as of 1 January 2019. This will increase Equinor's interest from 23.55% to 46.00%. Anadarko remains the operator with a 33.75% interest, and Chevron retains its 20.25% interest. The transaction was closed on 1 July 2019, but it is still waiting for final governmental approval. The transaction is expected to be recognised in the second half of 2019 and will be recognised in the E&P International segment.

4 Financial items

	Quarters				First half		Full year
Q2 2019	Q1 2019	Q2 2018	(in USD million)		2019	2018	2018
(82)	(12)	(138)	Gains (losses) on net foreign exchange		(94)	(157)	(166)
145	211	155	Interest income and other financial items		355	148	283
267	306	(55)	Gains (losses) on derivative financial instruments		573	(220)	(341)
(330)	(356)	(278)	Interest and other finance expenses		(686)	(507)	(1,040)
(0)	149	(317)	Net financial items		149	(737)	(1,263)

The line item interest income and other financial items includes expenses of USD 64 million in first half and for the full year of 2018 related to implementation of IFRS 9. See note 27 Changes in accounting policies in Equinor's 2018 Annual Report and Form 20-F.

Gains (losses) on derivative financial instruments is a gain of USD 573 million in the first half of 2019 mainly due to decreased interest rates, compared to a loss of USD 220 million in the first half of 2018 mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 957 million has been utilised as of 30 June 2019.

5 Income taxes

	Quarters				First half		Full year
Q2 2019	Q1 2019	Q2 2018	(in USD million)		2019	2018	2018
3,520	4,881	3,518	Income before tax		**8,401**	8,059	18,874
(2,045)	(3,168)	(2,298)	Income tax expense		**(5,213)**	(5,553)	(11,335)
58.1%	64.9%	65.3%	Effective tax rate		**62.1%**	68.9%	60.1%

The tax rate for the second quarter of 2019 and the first half of 2019 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interests on the NCS as described in note 3 Acquisitions and disposals.

The tax rate for the second quarter of 2018 and the first half of 2018 was primarily influenced by recognition of USD 350 million of previously unrecognised deferred tax assets reflected in the E&P International segment and positive operating income in countries with unrecognised deferred tax assets. This was partially offset by impairments recognised in countries with unrecognised deferred tax assets and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interest on the NCS. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 910 million reflected in the E&P International segment.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2018	65,262	9,672
Implementation of IFRS 16 Leases[1]	3,992	0
Opening balance per 1 January 2019	69,254	9,672
Additions through business combinations	191	530
Additions	6,194	1,168
Transfers	99	(99)
Disposals and reclassifications	(44)	(297)
Expensed exploration expenditures and impairment losses	–	(23)
Depreciation, amortisation and net impairment losses	(4,411)	(10)
Effect of foreign currency translation adjustments	701	34
Balance at 30 June 2019	71,984	10,976

1) See note 8 Changes in accounting policies 2019

The line depreciation, amortisation and net impairment losses excludes costs related to leases used in activities being capitalised in the reporting period. Gross depreciation of right of use (RoU) assets amounts to USD 540 million in the first half of 2019, of which depreciation costs of USD 191 million have been allocated to exploration and development activities being capitalised. The book value of RoU assets per 30 June 2019 amounts to USD 4,301 million, while additions to RoU assets amounts to USD 465 million in the first half of 2019.

Impairments and impairment reversals

First half 2019 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	(114)	0	(114)
Acquisition costs related to oil and gas prospects	–	3	3
Total net impairment losses (reversals) recognised	(114)	3	(111)

In the first quarter of 2019 Equinor recognised an impairment reversal of USD 116 million related to an asset in the E&P International segment (Europe and Asia) mainly as a result of increased reserves.

The net impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have increased by USD 1,641 million compared to year end 2018, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Changes in accounting policies 2019

IFRS 16 Leases
IFRS 16 Leases was implemented by Equinor on 1 January 2019. The new accounting standard covers the recognition, measurement and presentation of leases and related disclosures in the financial statements and has replaced IAS 17 Leases. IFRS 16 requires that all leases, except for short term leases and leases of low value assets are reflected in the balance sheet of a lessee as a lease liability and a right of use (RoU) asset. Equinor has implemented the standard according to the modified retrospective method with no restatement of comparable figures for 2018, which are still presented in accordance with IAS 17.

Reference is made to note 23 Implementation of IFRS 16 in Equinor's annual financial statements 2018 for a detailed description of policy choices, transition alternatives and conclusions to judgmental accounting matters made upon the implementation of the standard. There have been no changes to these elements compared to the description in the 2018 annual financial statements, and the 2018 note on Implementation of IFRS 16 Leases describes the accounting policy applied for balances and transactions in 2019.

The implementation of IFRS 16 on 1 January 2019 has increased the Consolidated balance sheet by adding lease liabilities of USD 4.2 billion and RoU assets of USD 4.0 billion. The difference between the lease liabilities and the right of use assets being recognised relates mainly to the derecognition of former onerous contract provisions which are now presented as impairment of RoU assets, and the recognition of financial sublease receivables. Equinor's equity has not been impacted from the implementation of IFRS 16. The following line items in the balance sheet have been impacted as result of the new accounting standard:

(in USD million)	At 31 December 2018	IFRS 16 Adjustments	At 1 January 2019
Property, plant and equipment	65,262	3,992	69,254
Prepayments and financial receivables	1,033	52	1,085
Total non-current assets		4,044	
Trade and other receivables	8,998	45	9,043
Total current assets		45	
Total assets		4,089	
Non-current finance debt	23,264	3,159	26,423
Provisions	15,952	(105)	15,847
Total non-current liabilities		3,054	
Trade and other payables and provisions	8,369	(34)	8,335
Current finance debt	2,463	1,069	3,532
Total current liabilities		1,035	
Total liabilities		4,089	

Note 23 Implementation of IFRS 16 Leases in the 2018 annual financial statements includes a reconciliation between the lease liabilities recognised at transition to IFRS 16 to the lease commitments reported under IAS 17 at year end 2018.

As of 1 January 2019, Equinor had incurred commitments of USD 2,116 million relating to lease contracts which had not yet commenced. These commitments will be recognised lease liabilities and RoU assets upon commencement of the lease, when Equinor obtains the right to control the use of an identified underlying asset. Of these commitments, USD 132 million commenced or were cancelled in the first half of 2019, USD 193 million are expected to commence later in 2019, USD 1,267 million are expected to commence in 2020 and the remainder are expected to commence between 2021 and 2024. The estimated commencement dates are subject to operational uncertainty. The duration of these lease contracts ranges from 2.5 to 8 years.

The right of use assets recognised in the opening balance per 1 January 2019 relate to leases of rigs (USD 1,212 million), vessels (USD 1,302 million), land and buildings (USD 1,537 million), storage facilities (USD 72 million) and other (USD 249 million). The figures include finance leases of USD 380 million which were previously recognised under IAS 17. Equinor mainly leases assets for operational purposes and not as a tool for financing.

The table below shows a maturity profile, based on undiscounted cash flows, for Equinor's lease liabilities per 1 January 2019;

(in USD million)	2019	2020-2021	2022-2023	2024-2028	After 2028	Total
Lease payments	1,133	1,655	921	1,086	472	5,267

In the first half of 2019, Equinor recorded total lease payments of USD 612 million, of which USD 78 million were interest payments and USD 534 million were down-payments of lease liabilities. The total lease liabilities per 30 June 2019 were USD 4,591 million, presented in the balance sheet within the lines current and non-current finance debt with USD 1,157 million and USD 3,434 million respectively. The weighted average discount rate used to calculate the lease liability in the opening balance under IFRS 16 per 1 January 2019 was 3.1%.

9 Subsequent events

On 7 July 2019, Equinor agreed with Lundin Petroleum AB (Lundin) to divest a 16% shareholding in Lundin for a direct interest of 2.6% in the Johan Sverdrup field. The consideration for the Lundin shares is SEK 14,510 million (USD 1,556 million), while the consideration for the Johan Sverdrup interest, based on a valuation as of 1 January 2019, is USD 910 million with an additional contingent consideration of up to USD 52 million. The transactions are subject to certain conditions, including approval in Lundin's extraordinary general meeting set for 31 July 2019, and in addition certain customary governmental approvals specifically for Equinor's acquisition of the interest in Johan Sverdrup. Closing of the share-sale transaction is expected in the third quarter of 2019, while closing of the Johan Sverdrup interest acquisition is expected in the fourth quarter of 2019. The transactions will be recognised in the E&P Norway segment.

Following closing of the share-related transaction, Equinor's remaining shareholding in Lundin will be recognised at fair value through profit & loss as a financial investment. After the sale, the investment will be recognised in the balance sheet of the Other segment.

On 24 July 2019, the board of directors resolved to declare a dividend for the second quarter of 2019 of USD 0.26 per share. The Equinor share will trade ex-dividend 18 November 2019 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 19 November 2019 and payment date will be around 27 November 2019.

Responsibility statement

Board and management confirmation

Today, the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA Condensed interim financial statements as of 30 June 2019.

To the best of our knowledge, we confirm that:
- the Equinor ASA Condensed interim financial statements for the first half of 2019 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 24 July 2019

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ JEROEN VAN DER VEER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ REBEKKA GLASSER HERLOFSEN

/s/ WENCHE AGERUP

/s/ ANNE DRINKWATER

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ LARS CHRISTIAN BACHER
CHIEF FINANCIAL OFFICER

/s/ ELDAR SÆTRE
PRESIDENT AND CEO

Supplementary disclosures

Operational data

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Operational data	First half 2019	2018	Change
				Prices			
68.8	63.2	74.5	(8%)	Average Brent oil price (USD/bbl)	66.0	70.7	(7%)
60.3	57.0	67.4	(11%)	E&P Norway average liquids price (USD/bbl)	58.6	64.1	(9%)
58.2	54.6	63.9	(9%)	E&P International average liquids price (USD/bbl)	56.1	61.5	(9%)
59.3	55.8	65.8	(10%)	Group average liquids price (USD/bbl) [1]	57.4	63.0	(9%)
513	479	528	(3%)	Group average liquids price (NOK/bbl) [1]	494	499	(1%)
4.22	5.57	5.18	(18%)	Transfer price natural gas (USD/mmbtu) [9]	4.93	5.34	(8%)
5.49	6.89	6.52	(16%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	6.23	6.73	(7%)
2.35	3.13	2.44	(4%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.77	2.95	(6%)
4.4	3.0	6.3	(31%)	Refining reference margin (USD/bbl) [2]	3.7	5.0	(27%)
				Entitlement production (mboe per day)			
479	546	543	(12%)	E&P Norway entitlement liquids production	512	571	(10%)
440	443	428	3%	E&P International entitlement liquids production	442	412	7%
919	988	971	(5%)	Group entitlement liquids production	954	983	(3%)
713	792	677	5%	E&P Norway entitlement gas production	752	728	3%
210	221	203	3%	E&P International entitlement gas production	216	210	3%
923	1,013	880	5%	Group entitlement gas production	968	938	3%
1,842	2,002	1,851	(0%)	Total entitlement liquids and gas production [3]	1,921	1,921	0%
				Equity production (mboe per day)			
479	546	543	(12%)	E&P Norway equity liquids production	512	571	(10%)
561	567	562	(0%)	E&P International equity liquids production	564	550	3%
1,040	1,112	1,105	(6%)	Group equity liquids production	1,076	1,122	(4%)
713	792	677	5%	E&P Norway equity gas production	752	728	3%
259	274	247	5%	E&P International equity gas production	266	254	5%
972	1,066	924	5%	Group equity gas production	1,019	982	4%
2,012	2,178	2,028	(1%)	Total equity liquids and gas production [4]	2,095	2,104	(0%)
				MMP sales volumes			
200.3	181.4	211.5	(5%)	Crude oil sales volumes (mmbl)	381.7	429.6	(11%)
13.1	14.3	12.4	6%	Natural gas sales Equinor entitlement (bcm)	27.4	26.2	4%
1.6	2.2	1.1	47%	Natural gas sales third-party volumes (bcm)	3.7	2.7	36%

Exchange rates

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Exchange rates	First half 2019	2018	Change
0.1156	0.1166	0.1247	(7%)	NOK/USD average daily exchange rate	0.1161	0.1262	(8%)
0.1174	0.1163	0.1226	(4%)	NOK/USD period-end exchange rate	0.1174	0.1226	(4%)
8.6469	8.5779	8.0172	8%	USD/NOK average daily exchange rate	8.6110	7.9262	9%
8.5183	8.5972	8.1588	4%	USD/NOK period-end exchange rate	8.5183	8.1588	4%
1.1238	1.1357	1.1917	(6%)	EUR/USD average daily exchange rate	1.1300	1.2103	(7%)
1.1380	1.1235	1.1658	(2%)	EUR/USD period-end exchange rate	1.1380	1.1658	(2%)

Health, safety and the environment

Twelve months average per Q2 2019	Q2 2018	Health, safety and the environment	First half 2019	First half 2018
		Injury/incident frequency		
2.6	2.8	Total recordable injury frequency (TRIF)	2.5	2.9
0.5	0.5	Serious Incident Frequency (SIF)	0.5	0.5
		Oil spills		
229	264	Accidental oil spills (number of)	120	129
84	101	Accidental oil spills (cubic metres)	40	94

Climate	First half 2019	Full year 2018
Upstream CO2 intensity (kg CO2/boe) [1]	9	9

1) For Equinor operated assets in E&P Norway and E&P International, the total amount of direct CO_2 released to the atmosphere (kg), divided by total marketed hydrocarbon production (boe).

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the second quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	**3,521**	2,478	685	216	141
Total revenues and other income	**(221)**	(185)	(31)	(5)	–
Changes in fair value of derivatives	**1**	–	–	1	–
Periodisation of inventory hedging effect	**(6)**	–	–	(6)	–
Over-/underlift	**(61)**	(48)	(13)	–	–
Gain/loss on sale of assets	**(155)**	(137)	(17)	–	–
Purchases [net of inventory variation]	**(186)**	–	–	13	(199)
Operational storage effects	**13**	–	–	13	–
Eliminations	**(199)**	–	–	–	(199)
Operating and administrative expenses	**39**	59	(5)	(14)	–
Over-/underlift	**38**	59	(22)	–	–
Gain/loss on sale of assets	**16**	–	16	–	–
Provisions	**(14)**	–	–	(14)	–
Sum of adjustments to net operating income	**(367)**	(126)	(36)	(7)	(199)
Adjusted earnings [5]	**3,153**	2,351	649	210	(57)
Tax on adjusted earnings	**(2,027)**	(1,679)	(208)	(136)	(4)
Adjusted earnings after tax [5]	**1,126**	672	442	74	(61)

Items impacting net operating income in the second quarter of 2018 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	3,835	3,692	561	(179)	(239)
Total revenues and other income	553	(43)	(11)	607	-
Changes in fair value of derivatives	514	(43)	(11)	568	-
Periodisation of inventory hedging effect	40	-	-	40	-
Purchases [net of inventory variation]	88	-	-	(82)	170
Operational storage effects	(82)	-	-	(82)	-
Eliminations	170	-	-	-	170
Operating and administrative expenses	112	1	-	111	-
Other adjustments	1	1	-	-	-
Provisions	111	-	-	111	-
Depreciation, amortisation and net impairment losses	(515)	(604)	244	(155)	-
Impairment	526	-	526	-	-
Reversal of Impairment	(1,041)	(604)	(282)	(155)	-
Exploration expenses	241	4	237	-	-
Impairment	241	4	237	-	-
Sum of adjustments to net operating income	479	(642)	469	481	170
Adjusted earnings [5]	4,314	3,050	1,030	302	(68)
Tax on adjusted earnings	(2,619)	(2,233)	(278)	(138)	30
Adjusted earnings after tax [5]	1,695	817	752	165	(38)

Items impacting net operating income in the first half of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	8,252	5,597	1,402	1,401	(147)
Total revenues and other income	(932)	(51)	(158)	(711)	(11)
Changes in fair value of derivatives	(776)	–	–	(776)	–
Periodisation of inventory hedging effect	65	–	–	65	–
Over-/underlift	(55)	87	(141)	–	–
Gain/loss on sale of assets	(166)	(137)	(17)	–	(11)
Purchases [net of inventory variation]	(73)	–	–	(117)	44
Operational storage effects	(117)	–	–	(117)	–
Eliminations	44	–	–	–	44
Operating and administrative expenses	209	24	188	(3)	–
Over-/underlift	73	(18)	91	–	–
Change in accounting policy[1]	123	42	81	–	–
Gain/loss on sale of assets	16	–	16	–	–
Provisions	(3)	–	–	(3)	–
Depreciation, amortisation and net impairment losses	(116)	–	(116)	–	–
Reversal of impairment	(116)	–	(116)	–	–
Sum of adjustments to net operating income	(912)	(26)	(86)	(832)	33
Adjusted earnings [5]	7,340	5,570	1,315	569	(114)
Tax on adjusted earnings	(4,679)	(4,026)	(374)	(309)	30
Adjusted earnings after tax [5]	2,662	1,544	941	260	(84)

1) Change in accounting policy for lifting imbalances.

Items impacting net operating income in the first half of 2018 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	8,795	7,277	1,267	494	(242)
Total revenues and other income	78	(259)	(87)	423	-
Changes in fair value of derivatives	494	(43)	(14)	551	-
Periodisation of inventory hedging effect	(127)	-	-	(127)	-
Change in accounting policy[1]	(287)	(216)	(71)	-	-
Gain/loss on sale of assets	(2)	-	(2)	-	-
Purchases [net of inventory variation]	23	-	-	(102)	125
Operational storage effects	(102)	-	-	(102)	-
Eliminations	125	-	-	-	125
Operating and administrative expenses	96	1	(1)	96	-
Other adjustments	1	1	-	-	-
Gain/loss on sale of assets	(1)	-	(1)	-	-
Provisions	96	-	-	96	-
Depreciation, amortisation and net impairment losses	(515)	(604)	244	(155)	-
Impairment	526	-	526	-	-
Reversal of impairment	(1,041)	(604)	(282)	(155)	-
Exploration expenses	251	7	244	-	-
Impairment	251	7	244	-	-
Sum of adjustments to net operating income	(67)	(855)	401	262	125
Adjusted earnings [5]	8,728	6,422	1,668	756	(118)
Tax on adjusted earnings	(5,560)	(4,640)	(490)	(354)	(76)
Adjusted earnings after tax [5]	3,168	1,782	1,177	402	(193)

1) Change in accounting policy for lifting imbalances.

Items impacting net operating income in the first quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	**4,732**	3,119	716	1,184	(288)
Total revenues and other income	**(710)**	135	(128)	(706)	(11)
Changes in fair value of derivatives	**(777)**	–	–	(777)	–
Periodisation of inventory hedging effect	**71**	–	–	71	–
Over-/underlift	**7**	135	(128)	–	–
Gain/loss on sale of assets	**(11)**	–	–	–	(11)
Purchases [net of inventory variation]	**112**	–	–	(130)	242
Operational storage effects	**(130)**	–	–	(130)	–
Eliminations	**242**	–	–	–	242
Operating and administrative expenses	**169**	(35)	193	11	–
Over-/underlift	**35**	(77)	112	–	–
Change in accounting policy[1]	**123**	42	81	–	–
Provisions	**11**	–	–	11	–
Depreciation, amortisation and net impairment losses	**(116)**	–	(116)	–	–
Reversal of Impairment	**(116)**	–	(116)	–	–
Sum of adjustments to net operating income	**(544)**	100	(50)	(825)	231
Adjusted earnings [5]	**4,187**	3,219	666	359	(57)
Tax on adjusted earnings	**(2,652)**	(2,347)	(166)	(172)	34
Adjusted earnings after tax [5]	**1,535**	872	500	187	(23)

1) Change in accounting policy for lifting imbalances.

Adjusted earnings after tax by segment [5]

(in USD million)	Quarters Q2 2019 Adjusted earnings	Q2 2019 Tax on adjusted earnings	Q2 2019 Adjusted earnings after tax	Q1 2019 Adjusted earnings	Q1 2019 Tax on adjusted earnings	Q1 2019 Adjusted earnings after tax	Q2 2018 Adjusted earnings	Q2 2018 Tax on adjusted earnings	Q2 2018 Adjusted earnings after tax
E&P Norway	**2,351**	**(1,679)**	**672**	3,219	(2,347)	872	3,050	(2,233)	817
E&P International	**649**	**(208)**	**442**	666	(166)	500	1,030	(278)	752
MMP	**210**	**(136)**	**74**	359	(172)	187	302	(138)	165
Other	**(57)**	**(4)**	**(61)**	(57)	34	(23)	(68)	30	(38)
Total Equinor consolidation	**3,153**	**(2,027)**	**1,126**	4,187	(2,652)	1,535	4,314	(2,619)	1,695
Effective tax rates on adjusted earnings			**64.3%**			63.3%			60.7%

(in USD million)	First half 2019 Adjusted earnings	2019 Tax on adjusted earnings	2019 Adjusted earnings after tax	2018 Adjusted earnings	2018 Tax on adjusted earnings	2018 Adjusted earnings after tax
E&P Norway	**5,570**	**(4,026)**	**1,544**	6,422	(4,640)	1,782
E&P International	**1,315**	**(374)**	**941**	1,668	(490)	1,177
MMP	**569**	**(309)**	**260**	756	(354)	402
Other	**(114)**	**30**	**(84)**	(118)	(76)	(193)
Total Equinor consolidation	**7,340**	**(4,679)**	**2,662**	8,728	(5,560)	3,168
Effective tax rates on adjusted earnings			**63.7%**			63.7%

Reconciliation of adjusted earnings after tax to net income

Q2 2019	Quarters Q1 2019	Q2 2018	Reconciliation of adjusted earnings after tax to net income (in USD million)		First half 2019	2018
3,521	4,732	3,835	Net operating income (NOI)	A	**8,252**	8,795
2,018	3,161	2,572	Tax on NOI	B	**5,180**	5,811
1,502	1,570	1,263	NOI after tax	C = A-B	**3,073**	2,984
(367)	(544)	479	Items impacting[1]	D	**(912)**	(67)
9	(510)	47	Tax on items impacting net operating income	E	**(501)**	(252)
1,126	1,535	1,695	Adjusted earnings after tax [5]	F = C+D-E	**2,662**	3,168
(0)	149	(317)	Net financial items	G	**149**	(737)
(26)	(7)	274	Tax on net financial items	H	**(34)**	259
1,476	1,712	1,220	Net income	I = C+G+H	**3,188**	2,506

1) For items impacting, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Adjusted earnings break down (in USD million)	First half 2019	2018	Change
138	207	157	(12%)	Natural Gas Europe	345	442	(22%)
(29)	(2)	8	N/A	Natural Gas US	(30)	85	N/A
74	116	66	12%	Liquids	190	74	>100%
27	38	71	(63%)	Other	65	155	(58%)
210	359	302	(31%)	Adjusted earnings MMP	569	756	(25%)

Adjusted exploration expenses

Q2 2019	Quarters Q1 2019	Q2 2018	Change Q2 on Q2	Adjusted exploration expenses (in USD million)	First half 2019	2018	Change
137	121	74	84%	E&P Norway exploration expenditures	258	205	26%
218	207	195	12%	E&P International exploration expenditures	425	388	10%
355	328	270	32%[1]	Group exploration expenditures	683	593	15%[2]
4	16	10	(60%)	Expensed, previously capitalised exploration expenditures	20	27	(26%)
(124)	(79)	(47)	>100%	Capitalised share of current period's exploration activity	(203)	(150)	36%
0	3	242	(100%)	Impairment (reversal of impairment)	3	253	(99%)
235	268	475	(51%)	Exploration expenses IFRS	503	724	(31%)
-	–	(241)	(100%)	Items impacting[3]	-	(251)	(100%)
235	268	234	0%	Adjusted exploration expenses	503	472	6%

1) Higher activity in 22 wells with 10 completed in the second quarter of 2019 compared to 8 wells with 3 completed in the second quarter of 2018.
2) Higher activity in 33 wells with 21 wells completed in the first half of 2019 compared with 15 wells with 10 completed in the first half of 2018.
3) For items impacting, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 June 2019	At 31 March 2019	At 30 June 2018	At 31 December 2018
Shareholders' equity		45,013	45,098	41,019	42,970
Non-controlling interests		18	19	25	19
Total equity	A	45,031	45,117	41,043	42,990
Current finance debt		4,231	3,401	2,611	2,463
Non-current finance debt		26,262	26,398	23,852	23,264
Gross interest-bearing debt	B	30,493	29,799	26,462	25,727
Cash and cash equivalents		5,406	6,618	6,078	7,556
Current financial investments		10,160	9,157	6,024	7,041
Cash and cash equivalents and financial investment	C	15,566	15,775	12,102	14,597
Net interest-bearing debt [10]	B1 = B-C	14,927	14,025	14,360	11,130
Other interest-bearing elements [1]		835	1,022	1,150	1,261
Marketing instruction adjustment [2]		-	–	(155)	(146)
Normalisation for cash-build up before tax payment (50% of Tax Payment) [3]		-	608	–	–
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	15,761	15,654	15,355	12,246
Lease liabilities		4,592	4,768	–	–
Net interest-bearing debt adjusted [5]	B3	11,169	10,886	15,355	12,246
Calculation of capital employed [5]					
Capital employed	A+B1	59,958	59,142	55,403	54,120
Capital employed adjusted, including lease liabilities	A+B2	60,793	60,771	56,398	55,235
Capital employed adjusted [4]	A+B3	56,201	56,003	56,398	55,235
Calculated net debt to capital employed [5]					
Net debt to capital employed	(B1)/(A+B1)	24.9%	23.7%	25.9%	20.6%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	25.9%	25.8%	–	–
Net debt to capital employed adjusted [4]	(B3)/(A+B3)	19.9%	19.4%	27.2%	22.2%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state's financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Equinor's Consolidated balance sheet. Following implementation of IFRS 16 this will not be adjusted for. In the calculation of "Net debt to capital employed adjusted," the adjustment for lease liabilities includes this element.
3) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.
4) Following implementation of IFRS16 Equinor present a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers presented in this table include Finance lease according to IAS17, adjusted for marketing instruction agreement, which in total represent 0.4%-point of the Net debt to capital employed by 30 June 2019. "Net debt to capital employed adjusted" based on similar adjustments as for 31 December 2018 is 20.3% by 30 June 2019.

Net adjusted financial items 2019

Net adjusted financial items in the second quarter of 2019 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	145	(82)	267	(330)	(0)	(26)	(27)
Foreign exchange (FX) impacts (incl. derivatives)	2	82	–	–	84	–	–
Interest rate (IR) derivatives	–	–	(267)	–	(267)	–	–
Fair value adjustment financial investments and other	21	–	–	–	21	–	–
Adjusted financial items	168	0	0	(330)	(162)	(26)	(189)

Net adjusted financial items 2018

Net adjusted financial items in the second quarter of 2018 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	155	(138)	(55)	(278)	(317)	274	(43)
Foreign exchange (FX) impacts (incl. derivatives)	(3)	138	–	–	135	–	–
Interest rate (IR) derivatives	–	–	55	–	55	–	–
Fair value adjustment financial investment	(9)[1]	–	–	–	(9)[1]	–	–
Adjusted financial items excluding FX and IR derivatives	143	–	–	(278)	(135)	274	139

1) Certain numbers have been restated.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

The management considers that adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate a comparison between periods.

The following financial measures may be considered non-GAAP financial measures:

- **Adjusted earnings** are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures that provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses
- **Adjusted earnings after tax** – equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Equinor which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income to adjusted earnings as presented earlier in this report
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor present a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement
- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed financial interim statements, amounted to USD 3.4 billion in second quarter of 2019. Organic capital expenditures are capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern. In second quarter of 2019, a total of USD 0.8 billion were excluded from the organic capital expenditures. Among

items excluded from the organic capital expenditure were the swap transaction with Faroe Petroleum and acquisition of 10% interest of Carcará from Barra resulting in organic capital expenditure of USD 2.6 billion

- **Free cash flow** for the second quarter 2019 includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 5.5 billion), taxes paid (negative USD 2.8 billion), cash used in business combinations (negative USD 0.0 billion), capital expenditures and investments (negative USD 2.8 billion), (increase) decrease in other items interest bearing (negative USD 0.0 billion), proceeds from sale of assets and businesses (USD 0.2 billion) and dividend paid (negative USD 0.9 billion), resulting in a free cash flow of negative USD 0.8 billion in second quarter of 2019
- **Free cash flow** for the first half of 2019 includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 12.0 billion), taxes paid (negative USD 4.2 billion), cash used in business combinations (negative USD 0.5 billion), capital expenditures and investments (negative USD 4.9 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses (0.2 billion) and dividend paid (negative USD 1.6 billion), resulting in a free cash flow of USD 1.0 billion in the first half of 2019

Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Internal unrealised profit on inventories**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2018 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims and expectations with respect to Equinor's start-up of projects through 2025, including for Johan Sverdrup to produce and create substantial value for decades to come; intention to develop as a broad energy company; expectations that the liquids share of the production mix will increase; market outlook and future economic projections and assumptions; production growth towards 2025 and production guidance for 2019; CAGR for the period 2019 – 2025; organic capital expenditure for 2019; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; equity production and expectations for 2019; scheduled maintenance activity and the effects thereof; expected dividend payments and dividend subscription price; expected lease commitments through 2024; planned and announced acquisitions and divestments, including the timing and impact thereof, including the acquisition of rights to develop a wind farm within offshore wind lease OCS-A 0520, the acquisition of interest in the Caesar Tonga field in the Gulf of Mexico, the share-sale transaction with Lundin and the acquisition of interest in Johan Sverdrup.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Equinor's 2018 Annual Report and Form 20-F is available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arm's-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.